VF 3-2-05

CM 3/10

05035868

STATES
HANGE COMMISSION
, D.C. 20549

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SEC FILE NUMBER
8-15543

RECEIVED FEB 23 2005 PROCESSING SECTION WASH., D.C. 185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Boenning & Scattergood Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edna M. Cern 610-832-5240
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edna M. Cern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum Assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Boenning & Scattergood Inc.

We have audited the accompanying statement of financial condition of Boenning & Scattergood Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boenning & Scattergood Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 7, 2005

Sanville & Company
Certified Public Accountants

BOENNING & SCATTERGOOD INC.
Statement of Financial Condition
December 31, 2004

ASSETS		
Cash and cash equivalents	$	328,587
Deposit with clearing broker (Note 6)		50,000
Receivables:		
Clearing broker (Note 6)		3,052,096
Good faith deposits for municipal underwritings		111,800
Other		318,020
Securities owned, at value (Note 3)		4,380,636
Investment in investment advisor, at cost (Note 9)		804,996
Cash surrender value of life insurance		2,176,012
Furniture,equipment, and leasehold improvements, net (Note 4)		612,174
Goodwill (Note 15)		500,000
Deferred tax asset (Note 12)		846,042
Prepaid compensation		598,720
Deposits and other prepaid expenses		354,625
Total assets	$	14,133,708
LIABILITIES AND STOCKHOLDERS' EQUITY		
Securities sold, not yet purchased (Note 3)	$	1,116,701
Accounts payable and accrued expenses		4,005,647
Note payable (Note 14)		75,000
Income taxes payable		194,747
Total liabilities		5,392,095
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock, $.0625 par value, authorized - 50,000 shares; issued - 4,008		250
Additional paid-in capital		1,904,329
Retained earnings		6,858,038
Treasury stock, at cost - 10 shares		(21,004)
Total stockholders' equity		8,741,613
Total liabilities and stockholders' equity	$	14,133,708

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Income
For the Year Ended December 31, 2004

REVENUE	
Commissions - exchange transactions	$ 1,148,629
Commissions - options	406,178
Commissions - over-the-counter and other	11,704,763
Underwriting and investment banking	2,153,147
Net inventory and investment gain	4,077,066
Dividends and interest	460,109
Other	1,206,558
Total revenue	21,156,450
EXPENSES	
Sales compensation and benefits	9,404,803
Other compensation and benefits	5,017,175
Communications and market data	1,583,394
Clearance and execution charges	1,380,579
Occupancy and equipment rental	1,138,204
Promotional costs	412,989
General office	465,938
Professional fees	243,678
Insurance	162,876
Miscellaneous	109,649
Regulatory fees and expenses	109,418
Interest	104,611
Taxes, other than income	81,347
Error expense and non-recurring charges	17,247
Total expenses	20,231,908
Income before income taxes	924,542
Provision for income taxes (Note 12)	329,146
Net income	$ 595,396

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares (1)	Amount			Shares	Amount	
Balances at January 1, 2004	4,008	$ 250	$ 1,904,329	$ 6,262,642	-	$ -	$ 8,167,221
Net income for the year	-	-	-	595,396	-	-	595,396
Net purchase of common shares for treasury	-	-	-	-	10	(21,004)	(21,004)
Balances at December 31, 2004	4,008	$ 250	$ 1,904,329	$ 6,858,038	10	$ (21,004)	$ 8,741,613

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Subordinated Borrowings
December 31, 2004

Subordinated borrowings at January 1, 2004	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2004	$ -

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Cash Flows
December 31, 2004

Cash flows from operating activities:		
Net income	$	595,396
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		209,092
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Clearing broker		(244,127)
Good faith deposits for municipal underwritings		407,500
Other		(162,635)
Securities owned		476,750
Cash surrender value of life insurance		(505,297)
Deferred tax asset		(188,886)
Prepaid compensation		(222,331)
Deposits and other prepaid expenses		(92,402)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		288,786
Accounts payable and accrued expenses		(3,161,106)
Income taxes payable		(151,968)
Net cash expended in operating activities		(2,751,228)
Cash flows from financing activities:		
Principal payments on term loans		(7,278)
Principal payments on note payable		(225,000)
Purchase of common stock for treasury		(21,004)
Net cash expended in financing activities		(253,282)
Cash flows from investing activities:		
Purchase of furniture and equipment		(344,491)
Net cash expended in investing activities		(344,491)
Net decrease in cash		(3,349,001)
Cash and cash equivalents at beginning of year		3,677,588
Cash and cash equivalents at end of year	$	328,587
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	104,611
Income taxes	$	705,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Boenning & Scattergood Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is also registered as an investment advisor with the Commonwealth of Pennsylvania and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of short-term nature of the financial instruments, approximate current fair value.

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation and Amortization – Furniture and equipment are stated at cost and depreciated over estimated useful lives, ranging from five to seven years using accelerated methods. Leasehold improvements are stated at cost and amortized over the term of the respective lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

3. SECURITIES OWNED AND SECURITES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and municipal obligations	$ 2,709,260	$ -
Obligations of U.S. Government	15,870	324,093
Corporate stocks	975,499	768,420
Corporate obligations	680,007	24,188
	$ 4,380,636	$ 1,116,701

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture, equipment and leasehold improvements	$ 1,798,590
Less accumulated depreciation and amortization	1,186,416
	$ 612,174

Depreciation and amortization expense totalled $209,092 for the year ended December 31, 2004.

5. OPERATING LEASES

The Company leases office space and equipment for its main offices and sales offices under various operating lease agreements expiring in years 2005 through 2012. The Company also has licenses for market data information that expire in years 2005 through 2006.

Equipment lease expense, including market data licenses, and the annual aggregate office rental for the year ended December 31, 2004 was $386,918 and $787,988, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year		Offices		Equipment and Market Data
2005	$	786,987	$	309,588
2006		784,434		164,332
2007		765,966		4,788
2008		685,430		4,788
2009		80,188		4,788
Thereafter		236,682		1,596

6. DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

The Company maintains a clearing agreement with First Clearing Corporation ("FCC"). Under the agreement the Company maintains a clearing deposit of $50,000. The Company carries its equity, corporate debt, U.S. government and municipal inventory with FCC. FCC will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to FCC at brokers' call rate, which was 4.00% at December 31, 2004. The Company also receives interest at brokers' call rate for any funds on deposit for the inventory balances.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of section (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through FCC.

8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management, trading and financing activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2004, the Company held no derivative financial instruments used for hedging purposes.

9. INVESTMENT IN INVESTMENT ADVISOR

The Company has invested $804,996 in Tower Bridge Advisors, Inc. ("TBA"), a registered investment advisor that provides investment advisory services to individuals and institutions. The Company owns a minority interest and it cannot exert any financial control over TBA. The Company carries the investment at the lower of cost or market. The Company tests impairment of the investment at least annually. Based upon the shareholder buy/sell formula and that TBA continues to grow at a rate commensurate with its business plan, the Company believes there is no impairment to this valuation at December 31, 2004.

10. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at December 31, 2004 relating to such underwriting commitments.

In 2003, the Company was named a defendant in a securities arbitration filed by a customer. The Company settled the arbitration for $45,000 in January 2005.

11. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the Company had net capital and capital requirements of $4,209,903 and $572,500 (minimum), respectively. The Company's net capital ratio was 1.02 to 1.

12. INCOME TAXES

The Company recognizes deferred income tax assets relating to the future tax benefits of the Company's nonqualified deferred compensation plan. The Company does not recognize any valuation allowance on these deferred tax items.

		Deferred Tax Asset
Federal	$	637,832
State		208,210
	$	846,042

12. INCOME TAXES (continued)

The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 419,050	$ (142,401)	$ 276,649
State	98,982	(46,485)	52,497
	$ 518,032	$ (188,886)	$ 329,146

13. 401(K) SAVINGS AND PROFIT SHARING PLAN

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contribution to the profit sharing component of the plan for the year ended December 31, 2004.

14. NOTE PAYABLE

On January 21, 2003, the Company acquired a specialty equity trading firm. The remaining $75,000 of the original purchase price is payable in January 2005. Interest expense relating to the note totaled $5,955 for the year ended December 31, 2004.

15. GOODWILL

There was no change in the carrying amount of goodwill for the year ended December 31, 2004. The balance remains at $500,000.

The FJM Department is tested at least annually for impairment. Based on the performance of the FJM Department as of December 31, 2004 and expected profits and cash flows for the next three years, there is no impairment to be recognized for the year ended December 31, 2004. The fair value of the FJM Department was estimated using the expected present value of future cash flows.

Schedule I

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	8,741,613
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		8,741,613
Deductions and/or charges:		
Non-allowable assets:		
Due from clearing broker		5,899
Other receivables		272,295
Investment in investment advisor		804,996
Furniture,equipment, and leasehold improvements, net		612,174
Goodwill		500,000
Deferred tax asset		846,042
Prepaid compensation		598,720
Deposits and other prepaid expenses		354,627
Other non-allowable assets		1,500
Total non-allowable assets		3,996,253
Net Capital before haircuts on securities positions		4,745,360
Trading and investment securities:		
Exempted securities		137,911
Debt securities		148,751
Other securities		245,336
Undue concentration		-
Other (money market)		3,459
Net Capital	$	4,209,903

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	4,005,647
Note payable		75,000
Income taxes payable		194,747
Total aggregate indebtedness	$	4,275,394
Percentage of aggregate indebtedness to Net Capital		102%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $4,275,394)	$	285,026
Minimum dollar Net Capital requirement of reporting broker or dealer	$	572,500
Net Capital requirement	$	572,500
Excess Net Capital	$	3,637,403
Excess Net Capital at 1000%	$	3,782,364

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

BOENNING & SCATTERGOOD INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Boenning & Scattergood Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boenning & Scattergood Inc. ("the Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 7, 2005

Certified Public Accountants